

September 30, 2013

<u>Via U.S. Mail</u>
Xing Cheng Yao
President
Paracap Corporation
c/o Catalyst Capital
Unit 232, 2498 W. 41st Avenue
Vancouver, BC. V6M 2A

> **Re:** **Paracap Corporation**
> **Form 8-K**
> **Filed September 26, 2013**
> **File No. 0-51975**

Dear Mr. Yao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accounts</u>

1. Please include the date of the report (date of earliest event reported) on the facing page.

2. Please revise your disclosure in the first paragraph to state whether Amisano Hanson, CA was dismissed, resigned or declined to stand for re-election, including the date thereof. Please also disclose whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors or the board of directors if there is no such committee. Refer to paragraphs (a)(1)(i) and (iii) of Item 304 of Regulation S-K.

3. Please revise your disclosure to state that the report of Amisano Hanson, CA on your financial statements as of July 31, 2005 and for the period from April 1, 2005 (date of inception) to July 31, 2005 did not contain an adverse opinion or a disclaimer of opinion, and

was not qualified or modified as to audit scope or accounting principles, except that the report contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. Please revise your disclosure in the second and third paragraphs to refer to the period from April 1, 2005 (date of inception) to July 31, 2005 and any subsequent annual or interim period preceding the resignation, declination or dismissal of Amisano Hanson, CA rather than referring to the most recent fiscal year and any subsequent interim period. In addition, please revise your disclosure in the third paragraph to refer to Item 304(a)(1)(v) of Regulation S-K rather than to paragraph 304(a)(1)(iv)(B) of Regulation S-B.

5. We note that your financial statements for the year ended July 31, 2006 were audited by Stan J.H. Lee, CPA. Effective July 31, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Stan J.H. Lee, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Lee.pdf. As Stan J.H. Lee, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in filings with the Commission. In this regard, please disclose that the PCAOB has revoked the registration of Stan J.H. Lee, CPA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

6. If Stan J.H. Lee, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year. Please tell us how you intend to address any re-audit requirements.

7. Please confirm to us that you (or someone on your behalf) did not consult with Stan J.H. Lee, CPA regarding the matters set forth in paragraph (a)(2) of Item 304 of Regulation S-K during the two most recent years or any subsequent interim period prior to engaging that accountant.

8. Please file an Exhibit 16 letter to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an Exhibit 16 letter from Stan J.H. Lee, CPA at the time you file your amended Form 8-K please disclose that fact in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 if you have questions regarding our comments or any other questions. In her absence you may contact me at (202) 551-3849.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief